SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 9, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

3Q16 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2016

Buenos Aires, Argentina, November 9, 2016 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2016 (“3Q16”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.6 billion in 3Q16. This result was 48% higher than the Ps.1.1 billion posted in the third quarter of 2015 (“3Q15”). In 3Q16, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 35.2% and 5.4%, respectively.

• In 3Q16, Banco Macro’s financing to the private sector grew 8% or Ps.5.7 billion quarter over quarter (“QoQ”) totaling Ps.76.5 billion, and grew 35% or 19.7 billion, year over year (“YoY”). In the quarter, commercial lines stand out, among which, Documents and Overdrafts grew 26% and 16% QoQ, respectively. Among consumer loans, growth was driven by personal loans and credit cards which grew 6% and 2% QoQ, respectively. As of September 2016, Banco Macro has granted Ps.3.7 billion loans, regarding the “Credit Line for Productive Financing and Financial Inclusion” program.

• In 3Q16, Banco Macro’s total deposits grew 12% QoQ, totaling Ps.101.9 billion and representing 88% of the Bank’s total liabilities. Private sector deposits grew 9% QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.10.5 billion (23.6% capitalization ratio/ 17.3% regulatory capital - Basel III). In addition, the Bank’s liquid assets remained at an adequate level, reaching 44.7% of its total deposits in 3Q16.

• In 3Q16, the Bank’s non-performing to total financing ratio was 1.46% and the coverage ratio reached 155.15%.

3Q16 Earnings Release Conference Call Thursday, November 10, 2016 Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (844) 839 2185

Participants from outside the U.S.:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 11/10/2016 through 11/24/2016	Ines Lanusse Head of Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Head of Investor Relations).

3Q16 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q16 Earnings Release

Results

Earnings per outstanding share were Ps.2.79 in 3Q16, 10% lower than in 2Q16´s levels and 48% higher than in 3Q15.

EARNINGS PER SHARE	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Net income (M $)	1,104.6	1,966.9	1,407.6	1,805.3	1,632.6	-10%	48%
Average shares issued (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Book value per issued share ($)	23.80	27.16	30.20	32.13	34.92	9%	47%
Earnings per outstanding share ($)	1.89	3.37	2.41	3.09	2.79	-10%	48%

Book value per issued ADS (USD)	25.27	20.89	20.71	21.53	22.88	6%	-9%
Earnings per outstanding ADS (USD)	2.01	2.59	1.65	2.07	1.83	-12%	-9%

Banco Macro’s 3Q16 net income of Ps.1.6 billion was 10% or Ps.172.7 million lower QoQ and 48% or Ps.528 million higher YoY. This result represented a ROAE and ROAA of 35.2% and 5.4%, respectively.

The operating result for 3Q16 was Ps.2.5 billion, decreasing 6% or Ps.162.2 million QoQ, and increasing 39% or Ps.710.3 million YoY. Had income from government and private securities been excluded, the operating result would have been 38% higher QoQ.

It is important to emphasize that this result was obtained with the leverage of 6.7x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Net financial income	2,743.8	3,710.8	3,265.3	4,154.9	3,972.2	-4%	45%
Provision for loan losses	-138.1	-320.0	-178.2	-298.5	-242.4	-19%	76%
Net fee income	1,109.9	1,248.1	1,162.1	1,272.6	1,398.0	10%	26%
	3,715.6	4,638.9	4,249.2	5,129.0	5,127.8	0%	38%
Administrative expenses	-1,896.1	-2,003.7	-2,120.9	-2,437.0	-2,598.0	7%	37%
Operating result	1,819.5	2,635.2	2,128.3	2,692.0	2,529.8	-6%	39%
Minority interest in subsidiaries	-9.1	-9.8	-10.6	-14.7	-12.6	-14%	38%
Net other income	-25.7	7.7	52.3	100.2	17.4	-83%	-168%
Net income before income tax	1,784.7	2,633.1	2,170.0	2,777.5	2,534.6	-9%	42%
Income tax	-680.1	-666.2	-762.4	-972.2	-902.0	-7%	33%
NET INCOME	1,104.6	1,966.9	1,407.6	1,805.3	1,632.6	-10%	48%

The Bank’s 3Q16 financial income totaled Ps.7.4 billion, decreasing 2% (Ps.117.7 million) compared to 2Q16 and increasing 48% (Ps.2.4 billion) YoY.

Interest on loans represented 75% of total financial income in 3Q16. Interest on loans was 5% or Ps.245.5 million higher than 2Q16’s level due to an increase of the average volume of the loan portfolio of 10% and a decrease in the average interest lending rates of 190bp. On an annual basis, interest on loans grew 43% or Ps.1.7 billion.

3

3Q16 Earnings Release

In 3Q16, net income from government and private securities decreased 20% or Ps.407.2 million QoQ mainly due to a reduction of 50% in Other Government bond portfolio income in Pesos. On an annual basis, net income from government and private securities increased 73% or Ps.676.6 million.

Also in this quarter, an increase of 20% or Ps.14.3 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased Ps.57.3 million.

Income from differences in quoted prices of gold and foreign currency increased 42% or Ps.29.6 million QoQ, mainly due to higher foreign currency position (mainly greater exports pre-financing and financing) and a lower peso depreciation compared with the previous quarter. On an annual basis, a decrease of 10% or Ps.10.7 million was experienced.

Other financial income decreased 1% or Ps.0.5 million compared to 2Q16, and a reduction of 13% or Ps.8.3 million was experienced YoY.

FINANCIAL INCOME	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Interest on cash and due from banks	0.0	0.1	0.3	0.4	0.4	0%	100%
Interest on loans to the financial sector	31.7	14.1	32.8	55.5	71.8	29%	126%
Interest on overdrafts	350.4	397.1	520.3	652.9	670.7	3%	91%
Interest on documents	286.8	350.7	395.4	373.1	390.9	5%	36%
Interest on mortgages loans	142.3	169.4	184.9	184.5	183.8	0%	29%
Interest on pledges loans	103.8	102.9	100.5	89.7	84.2	-6%	-19%
Interest on credit cards loans	637.3	737.7	919.3	1,012.6	977.9	-3%	53%
Interest on financial leases	21.0	22.6	23.5	23.9	21.9	-8%	4%
Interest on other loans	2,309.5	2,568.9	2,784.9	2,921.3	3,157.8	8%	37%
Net Income from government & private securities (1)	931.9	1,465.2	1,015.6	2,015.7	1,608.5	-20%	73%
Interest on other receivables from financial interm.	1.2	0.5	1.2	1.4	2.0	43%	67%
Income from Guaranteed Loans - Decree 1387/01	6.3	6.6	7.0	7.7	10.1	31%	60%
CER adjustment	23.1	24.9	56.9	64.7	76.6	18%	232%
CVS adjustment	0.3	0.3	0.2	0.2	0.2	0%	-33%
Difference in quoted prices of gold and foreign currency	111.1	379.2	258.8	70.8	100.4	42%	-10%
Other	64.0	100.9	117.6	56.2	55.7	-1%	-13%
Total financial income	5,020.7	6,341.1	6,419.2	7,530.6	7,412.9	-2%	48%

(1) Net Income from government & private securities
LEBAC / NOBAC	642.8	537.6	664.2	1,079.0	1,101.9	2%	71%
Other Govermnet Securities	380.3	633.7	223.2	715.3	357.9	-50%	-6%
Local Shares	-216.1	346.9	57.0	138.1	103.2	-25%	-148%
Others	124.9	-53.0	71.2	83.3	45.5	-45%	-64%
Total	931.9	1,465.2	1,015.6	2,015.7	1,608.5	-20%	73%

The Bank’s 3Q16 financial expense totaled Ps.3.4 billion, increasing 2% (Ps.65 million) compared to the previous quarter and increasing 51% (Ps.1.2 billion) compared to 3Q15.

In 3Q16, interest on deposits represented 79% of the Bank’s total financial expense. Interest on deposits increased 1% or Ps.24 million QoQ due to an 11% increase in the average volume of time deposits portfolio and partially compensated by a 240bp decrease in the average time deposit interest rate. On a yearly basis, interest on deposits grew 55% or Ps.964.1 million.

In 3Q16 the Contribution to Deposit Guarantee Fund increased 9% or Ps.3.1 million. On a yearly basis, the result was also 64% or Ps.69.5 million lower.

Other financial expense grew 6% or Ps.32.1 million QoQ mainly due to higher provincial taxes and increased 67% or Ps.234 million YoY.

4

3Q16 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Interest on saving accounts	17.8	20.8	20.7	22.9	22.8	0%	28%
Interest on time deposits	1,741.6	2,003.8	2,453.6	2,676.6	2,700.7	1%	55%
Interest on interfinancing received loans	1.4	1.1	1.0	0.1	0.7	600%	-50%
Interest on other financing from the finan. institu.	0.0	0.0	0.1	0.2	0.2	0%	0%
Interest on subordinated bonds	34.0	37.8	53.6	51.3	55.1	7%	62%
Other Interest	0.6	0.6	0.9	1.4	1.1	-21%	83%
Interest on other liabilities from fin intermediation	24.1	26.4	35.7	34.9	36.3	4%	51%
CER adjustment	1.1	0.9	3.5	2.7	3.0	11%	173%
Contribution to Deposit Guarantee Fund	108.1	117.1	96.4	35.5	38.6	9%	-64%
Other	348.2	421.8	488.4	550.1	582.2	6%	67%
Total financial expense	2,276.9	2,630.3	3,153.9	3,375.7	3,440.7	2%	51%

As of 3Q16, the Bank’s net interest margin was 18.5%, lower than the 18.8% posted in 2Q16 and higher the 17.3% posted in 3Q15. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.2% in 3Q16, relatively lower than the 15.3% posted in 2Q16 and the 15.8% posted in 3Q15.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	3Q15		4Q15		1Q16		2Q16		3Q16
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	16,357.7	24.8%	15,031.4	31.1%	17,185.8	20.9%	20,414.7	35.4%	22,933.0	25.4%
Loans	53,017.2	29.3%	58,579.2	29.8%	63,168.6	32.0%	65,811.0	32.9%	72,253.9	31.1%
Private Sector	52,524.2	29.3%	58,079.2	29.8%	62,398.6	31.8%	64,943.9	32.7%	71,261.2	30.8%
Public Sector	493.0	28.2%	500.0	28.0%	770.0	48.2%	867.1	49.3%	992.7	49.6%
Financial trusts	198.3	25.2%	207.9	28.1%	364.3	30.7%	497.8	35.9%	394.9	31.0%
Other interest-earning assets	3,088.3	-5.8%	3,524.4	37.6%	4,385.6	15.2%	3,875.8	24.4%	3,535.9	19.0%
Total interest-earning assets	72,661.5	26.8%	77,342.9	30.4%	85,104.3	28.9%	90,599.3	33.1%	99,117.7	29.3%

Non interest-earning assets	16,706.0		20,573.3		25,301.3		26,166.1		29,986.8
Total Average Assets	89,367.5		97,916.2		110,405.6		116,765.4		129,104.5

Interest-bearing liabilities
Checking accounts (*)	1,745.0	0.0%	2,037.7	0.0%	2,802.8	0.0%	2,838.4	0.0%	2,783.8	0.0%
Saving accounts (*)	12,083.7	0.6%	13,230.6	0.6%	14,109.8	0.6%	14,940.7	0.6%	17,288.7	0.5%
Time deposits (*)	32,892.3	21.0%	34,920.2	22.8%	42,577.3	23.2%	45,867.7	23.5%	51,054.3	21.1%
Corporate Bonds	2,371.0	9.2%	2,608.4	9.3%	3,700.1	9.4%	3,645.3	9.2%	3,831.8	9.3%
BCRA	8.5	8.6%	6.9	8.6%	5.4	8.4%	3.7	8.2%	1.2	5.2%
Other interest-bearing liabilities	188.6	12.8%	226.1	13.7%	154.5	21.2%	298.5	26.7%	260.0	32.7%
Total interest-bearing liabilities	49,289.1	14.7%	53,029.9	15.7%	63,349.9	16.3%	67,594.3	16.7%	75,219.8	15.0%

Non interest-bearing liabilities
Demand deposits (*)	22,705.8		23,656.5		22,650.6		23,781.8		26,586.1
Other non interest-bearing libilities & equity	17,372.6		21,229.8		24,405.1		25,389.3		27,298.6
Total non interest-bearing liabilities & equity	40,078.4		44,886.3		47,055.7		49,171.1		53,884.7

Total Average Liabilities & Equity	89,367.5		97,916.2		110,405.6		116,765.4		129,104.5

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 3Q16, Banco Macro’s net fee income totaled Ps.1.4 billion, 10% or Ps.125.4 million higher than 2Q16, and 26% or Ps.288.1 million higher than 3Q15.

In the quarter, fee income increased 11% or Ps.197.3 million. Fee charges on debit and credit card and deposit accounts fees stand out, which increased 13% and 10% respectively. On a yearly basis, fee income increased 31% or Ps.484.1 million, having the same concepts stand out (43% and 29% increase, respectively).

In the quarter, total fee expenses grew 12% or Ps.71.9 million, having higher charges paid to debit/credit card brands and other commission. On a yearly basis, the same concepts stand out, this increased 60% and 43% respectively.

5

3Q16 Earnings Release

NET FEE INCOME	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Fee charges on deposit accounts	923.1	992.1	1,026.4	1,081.3	1,192.4	10%	29%
Debit and credit card fees	408.3	514.5	470.0	517.3	583.7	13%	43%
Other fees related to foreign trade	24.9	29.8	38.8	30.5	32.1	5%	29%
Credit-related fees	25.3	42.8	17.4	31.7	33.9	7%	34%
Lease of safe-deposit boxes	24.7	26.6	26.7	27.1	31.0	14%	26%
Other	169.7	167.1	158.6	174.9	187.0	7%	10%
Total fee income	1,576.0	1,772.9	1,737.9	1,862.8	2,060.1	11%	31%

Debit and Credit card expenses	214.0	241.6	283.5	287.8	343.3	19%	60%
Turnover tax and municipal assessments	77.7	92.3	97.8	101.5	109.0	7%	40%
Comission paid to lending agencies	67.3	76.5	76.4	75.9	56.2	-26%	-16%
Foreign trade comissions	1.9	1.9	2.1	2.2	3.0	36%	58%
Others	105.2	112.5	116.0	122.8	150.6	23%	43%
Total fee expense	466.1	524.8	575.8	590.2	662.1	12%	42%

Net fee income	1,109.9	1,248.1	1,162.1	1,272.6	1,398.0	10%	26%

In 3Q16 Banco Macro’s administrative expenses reached Ps.2.6 billion, 7% or Ps.161 million higher than the previous quarter, mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 37% or Ps.701.9 million YoY due to an increase in personnel expenses (mainly salaries increases and other concepts) and other operating expenses.

Personnel expenses grew 8% or Ps.123.6 million QoQ, basically due to the gratifications and other benefits for the personnel. Personal expenses increased 43% or Ps.484.8 million compared to 3Q15

As of September 2016, the accumulated efficiency ratio reached 47%, slightly higher from the 46.3% posted in 2Q16 but lower than the 48.8% one year ago. Administrative expenses grew 57%, while net financial income and net fee income increased 54% as a whole.

ADMINISTRATIVE EXPENSES	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Personnel expenses	1,131.7	1,195.4	1,245.6	1,492.9	1,616.5	8%	43%
Directors & statutory auditors´fees	66.1	72.0	67.6	84.3	80.1	-5%	21%
Other professional fees	58.9	58.7	57.9	70.7	68.9	-3%	17%
Advertising & publicity	31.7	45.5	47.8	35.3	39.4	12%	24%
Taxes	104.3	113.3	115.1	137.3	132.1	-4%	27%
Depreciation of equipment	44.3	45.0	46.4	49.5	52.6	6%	19%
Amortization of organization costs	38.8	40.6	43.3	48.5	51.3	6%	32%
Other operating expenses	273.9	273.5	318.7	332.2	362.6	9%	32%
Other	146.4	159.7	178.5	186.3	194.5	4%	33%
Total Administrative Expenses	1,896.1	2,003.7	2,120.9	2,437.0	2,598.0	7%	37%

Total Employees	8,717	8,727	8,749	8,768	8,626	-2%	-1%
Branches	437	439	439	438	444	1%	2%
Efficiency ratio	49.2%	40.4%	47.9%	44.9%	48.4%

Accumulated efficiency ratio	48.8%	46.1%	47.9%	46.3%	47.0%

In 3Q16, the Bank’s net other income/losses totaled a gain of Ps.17.4 million, decreasing from the previous quarter in Ps.82.9 million. In 2Q16 registered an excess of provision of taxes, and in 3Q16 a higher charges from other receivables uncollectability and other losses, were experienced.

6

3Q16 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Other Income
Penalty interest	22.6	15.2	20.5	21.8	21.3	-2%	-6%
Recovered loans and reversed allowances	51.8	44.7	39.9	55.0	49.2	-11%	-5%
Other	46.4	37.4	78.8	109.3	48.4	-56%	4%
Total Other Income	120.8	97.3	139.2	186.1	118.9	-36%	-2%

Other Expense
Charges for other receivables uncollectibility and other allowances	64.8	51.7	32.8	39.4	51.4	30%	-21%
Goodwill amortization	3.5	3.6	3.5	3.2	2.0	-38%	-43%
Other Expense	78.2	34.3	50.5	43.3	48.2	11%	-38%
Total Other Expense	146.5	89.6	86.8	85.9	101.6	18%	-31%

Net Other Income/Losses	-25.7	7.7	52.3	100.2	17.4	-83%	-168%

In 3Q16, Banco Macro's effective income tax rate was 35.6%, lower than the 38.1% posted in 3Q15.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.76.5 billion, increasing 8% or Ps.5.7 billion QoQ and increasing 35% or Ps.19.7 billion YoY.

Within commercial lines, documents and overdrafts stand out, which grew 26% and 16% QoQ, respectively. Banco Macro continued supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 3Q16, Ps.3.7 billion loans have been granted under this program. Also, as of September 2016 we still had a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.4 billion. Total loans to the productive sector from Banco Macro represented 10% of our financing to the private sector.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 6% and 2% QoQ, respectively.

As of 3Q16, the market share of Private Sector Loans was 8%.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Overdrafts	5,473.6	4,707.9	4,478.3	7,679.9	8,943.5	16%	63%
Discounted documents	5,818.0	6,550.2	5,401.8	7,449.4	9,406.4	26%	62%
Mortgages loans	2,898.2	3,508.5	3,286.3	3,179.4	3,409.6	7%	18%
Pledges loans	2,172.7	2,152.6	1,958.2	1,767.3	1,819.6	3%	-16%
Personal loans	21,370.8	23,231.6	24,566.1	25,761.3	27,251.4	6%	28%
Credit Card loans	11,406.2	14,793.3	14,896.4	16,052.9	16,305.5	2%	43%
Others	6,732.3	7,078.5	6,868.4	7,910.4	8,230.5	4%	22%
Total loan portfolio	55,871.8	62,022.6	61,455.5	69,800.6	75,366.5	8%	35%
Financial trusts	455.3	429.9	794.2	520.9	715.7	37%	57%
Leasing	430.4	432.5	416.5	393.0	369.0	-6%	-14%
Total financing to the private sector	56,757.5	62,885.0	62,666.2	70,714.5	76,451.2	8%	35%

7

3Q16 Earnings Release

Public Sector Assets

In 3Q16, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.4%, lower than the 4.9% posted in 2Q16 and the 4.4% posted in 3Q15.

The main decrease was in Others Government securities with 29% of reduction.

Public Sector Assets	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	11,904.3	8,303.0	12,433.6	12,220.5	20,259.3	66%	70%
Other	3,584.7	4,507.4	4,541.6	5,068.2	3,593.6	-29%	0%
Government securities	15,489.0	12,810.4	16,975.2	17,288.7	23,852.9	38%	54%
Guaranteed loans	440.7	465.2	522.0	586.4	662.2	13%	50%
Provincial loans	63.8	282.9	283.2	384.1	346.6	-10%	443%
Government securities loans	0.0	0.0	5.9	0.0	0.0	0%	0%
Loans	504.5	748.1	811.1	970.5	1,008.8	4%	100%
Purchase of government bonds	25.8	32.1	32.1	35.3	35.9	2%	39%
Other receivables	25.8	32.1	32.1	35.3	35.9	2%	39%

TOTAL PUBLIC SECTOR ASSETS	16,019.3	13,590.6	17,818.4	18,294.5	24,897.6	36%	55%

TOTAL PUBLIC SECTOR LIABILITIES	34.3	31.6	32.2	29.9	114.5	283%	234%

Net exposure	15,985.0	13,559.0	17,786.2	18,264.6	24,783.1	36%	55%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	4,115.0	5,287.6	5,384.8	6,074.0	4,638.3	-24%	13%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.4%	5.0%	4.7%	4.9%	3.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.4%	5.0%	4.7%	4.9%	3.3%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.101.9 billion in 3Q16, increasing 12% or Ps.11 billion QoQ and 47% or Ps.32.4 billion YoY and representing 88% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 9% or Ps.7 billion while public sector deposits also increased 38% or Ps.4 billion. Within private sector deposits, an increase in foreign currency deposits of 10% or USD90.4 million was observed, while peso deposits increased 8% or Ps.5.3 billion QoQ.

The increase in private sector deposits was led by time deposits, which grew 12% or Ps.5 billion QoQ. In addition, sight deposits increased just 4% or Ps.1.4 billion QoQ. Within the public sector deposits, time deposits stand out with an increase of 56%.

As of 3Q16, the Market share of Private Sector Deposits was 7%.

8

3Q16 Earnings Release

DEPOSITS	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Public sector	10,691.9	9,588.4	9,197.9	10,548.6	14,531.6	38%	36%
Financial sector	29.6	40.1	41.1	44.4	42.0	-5%	42%
Private sector	58,737.2	66,893.1	74,533.0	80,346.8	87,326.3	9%	49%
Checking accounts	13,578.0	14,062.9	15,381.4	16,796.4	17,777.6	6%	31%
Savings accounts	13,150.0	15,507.9	15,836.7	19,406.5	19,850.3	2%	51%
Time deposits	29,634.6	34,719.8	40,359.4	41,108.1	46,146.1	12%	56%
Other	2,374.6	2,602.5	2,955.5	3,035.8	3,552.3	17%	50%
Total	69,458.7	76,521.6	83,772.0	90,939.8	101,899.9	12%	47%

Pesos	64,255.4	66,046.4	71,307.6	76,789.6	86,045.1	12%	34%
Foreign Currency	5,203.3	10,475.2	12,464.4	14,150.2	15,854.8	12%	205%

Other sources of funds

In 3Q16, the total amount of other sources of funds increased 8% or Ps.1.8 billion compared to 2Q16, as a result of a 9% or Ps.1.6 billion increase in the shareholder’s equity. This results turns out from the quarter result.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Central Bank of Argentina	12.7	12.9	10.3	10.6	7.1	-33%	-44%
Banks and international institutions	126.4	98.6	29.7	42.6	38.6	-9%	-69%
Financing received from Argentine financial institutions	44.3	85.9	42.7	40.6	134.0	230%	202%
Subordinated corporate bonds	1,451.9	1,957.6	2,248.3	2,245.3	2,352.7	5%	62%
Non-subordinated corporate bonds	1,016.1	1,432.7	1,573.4	1,643.3	1,646.6	0%	62%
Shareholders´ equity	13,910.7	15,877.6	17,653.7	18,778.0	20,410.6	9%	47%
Total other source of funds	16,562.1	19,465.3	21,558.1	22,760.4	24,589.6	8%	48%

As of September 2016, Banco Macro’s average cost of funds reached 11.8%. Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q16, the Bank’s liquid assets amounted to Ps.45.6 billion, showing higher level as the previous quarter and increasing 22% or Ps.8.3 billion on a yearly basis.

In 3Q16, Banco Macro experienced an increase in LEBACS (own portfolio) of Ps.7.7 billion and Cash for Ps.3.9 billion, which was mainly compensated with less LEBACS (reverse repos) of Ps3.7 billion.

In 3Q16 Banco Macro’s liquid assets to total deposits ratio reached 44.7%.

9

3Q16 Earnings Release

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Cash	11,712.5	19,402.8	21,189.3	18,457.0	22,353.1	21%	91%
Guarantees for compensating chambers	1,039.9	1,541.4	1,877.6	1,934.1	2,031.1	5%	95%
Call	470.0	160.0	245.9	265.0	548.0	107%	17%
Reverse repos from other securities	293.6	3.5	272.3	16.2	-	-100%	-100%
Reverse repos from LEBAC/NOBAC	1,094.2	-	1,151.5	4,260.5	577.3	-86%	-47%
LEBAC / NOBAC own portfolio	11,904.4	8,302.9	12,433.6	12,337.2	20,050.4	63%	68%
Total	26,514.6	29,410.6	37,170.2	37,270.0	45,559.9	22%	72%

Liquid assets to total deposits	38.2%	38.4%	44.4%	41.0%	44.7%

Solvency

Banco Macro continued showing high solvency levels in 3Q16 with an integrated capital (RPC) of Ps.20 billion over a total capital requirement of Ps.9.4 billion. Banco Macro´s excess capital in 3Q16 was 111% or Ps.10.5 billion.

The capitalization ratio (as a percentage of credit risk-weighted assets- RWAc) was 23.6% in 3Q16. As of 3Q16, the regulatory capital ratio (as a percentage of total risk-weighted assets- RWA – Basel III) was 17.3%, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Credit risk requirement	5,192.7	6,088.4	6,103.9	6,662.7	6,986.9	5%	35%
Market risk requirement	487.2	568.8	642.1	477.6	253.9	-47%	-48%
Operational risk requirement	1,570.1	1,734.9	1,887.7	2,027.2	2,203.7	9%	40%
Total capital requirements	7,250.0	8,392.1	8,633.7	9,167.5	9,444.6	3%	30%

Ordinary Capital Level 1 (COn1)	13,334.7	14,892.6	16,948.4	17,796.9	19,571.0	10%	47%
Deductible concepts Level 1 (COn1)	-477.7	-535.1	-526.7	-600.7	-638.6	6%	34%
Aditional Capital Level 1 (CAn1)	321.0	321.0	275.1	275.1	275.1	0%	-14%
Capital Level 2 (COn2)	563.9	629.2	626.5	709.7	765.1	8%	36%
Integrated capital - RPC (i)	13,741.9	15,307.7	17,323.4	18,181.0	19,972.5	10%	45%

Risk-weighted assets - RWAc (ii)	62,954.0	73,636.8	73,793.0	80,791.8	84,777.6	5%	35%

Excess capital	6,491.9	6,915.6	8,689.7	9,013.5	10,528.0	17%	62%

Capitalization ratio [(i)/(ii)]	21.8%	20.8%	23.5%	22.5%	23.6%

Risk-weighted assets - RWA (iii)	90,624.8	104,900.9	105,699.0	112,168.3	115,513.4	3%	27%

Regulatory Capital ratio [(i)/(iii)]	15.2%	14.6%	16.4%	16.2%	17.3%

Ratio TIER 1 [Capital Level 1/RWA]	14.5%	14.0%	15.8%	15.6%	16.6%

RWAc -(ii): Risk Weighed Assets, just cosidering credit risk requirement.

RWA - (iii): Risk Weighetd Assets, considering total capital requirements.

10

3Q16 Earnings Release

Asset Quality

In 3Q16, Banco Macro’s non-performing to total financing ratio reached a level of 1.46% lower than to 2Q16 levels in 6bp.

The coverage ratio reached 155.15% in 3Q16.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Commercial portfolio	22,175.5	23,162.8	22,917.1	27,614.4	30,075.3	9%	36%
Non-performing	490.9	405.7	377.5	397.1	360.3	-9%	-27%
Consumer portfolio	38,089.1	43,516.7	44,506.9	48,165.3	50,485.1	5%	33%
Non-performing	573.2	605.0	654.0	754.0	817.8	8%	43%
Total portfolio	60,264.6	66,679.5	67,424.0	75,779.7	80,560.4	6%	34%
Non-performing	1,064.1	1,010.7	1,031.5	1,151.1	1,178.1	2%	11%
Total non-performing/ Total portfolio	1.77%	1.52%	1.53%	1.52%	1.46%
Total allowances	1,382.5	1,526.6	1,562.4	1,732.5	1,827.8	6%	32%
Coverage ratio w/allowances	129.92%	151.04%	151.47%	150.51%	155.15%

11

3Q16 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	440.7	465.2	522.0	586.4	662.2	13%	50%
Private sector loans	1.3	1.0	0.7	0.8	1.1	38%	-15%
Other loans	0.1	0.3	0.2	0.5	0.7	40%	600%
Loans	442.1	466.5	522.9	587.7	664.0	13%	50%
Other receivables	0.2	0.0	0.0	0.0	0.0	0%	-100%
Total CER adjustable assets	442.3	466.5	522.9	587.7	664.0	13%	50%

CER adjustable LIABILITIES
Deposits (*)	0.3	0.3	0.4	0.9	35.7	3867%	11800%
Other liabilities from financial intermediation	34.1	31.4	31.1	29.6	27.2	-8%	-20%
Total CER adjustable liabilities	34.4	31.7	31.5	30.5	62.9	106%	83%

NET CER EXPOSURE	407.9	434.8	491.4	557.2	601.1	8%	47%

(*) Includes Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy

Cash	4,590.8	10,102.6	12,521.0	9,955.9	9,254.3	-7%	102%
Government and private securities	3,446.7	3,837.3	3,198.2	3,515.3	3,269.3	-7%	-5%
Loans	2,439.0	1,797.2	2,451.0	4,843.6	7,367.4	52%	202%
Other receivables from financial intermediation	931.2	539.7	632.6	759.4	833.4	10%	-11%
Other assets	107.2	180.2	271.3	266.6	300.4	13%	180%
Total Assets	11,514.9	16,457.0	19,074.1	19,340.8	21,024.8	9%	83%
Deposits	5,203.4	10,475.3	12,464.2	14,150.2	15,854.8	12%	205%
Other liabilities from financial intermediation	1,041.5	928.5	1,303.0	1,108.8	844.7	-24%	-19%
Non-subordinated corporate bonds	1,016.2	1,432.7	1,573.4	1,643.2	1,646.5	0%	62%
Subordinated corporate bonds	1,451.9	1,957.6	2,248.3	2,245.3	2,352.7	5%	62%
Other liabilities	0.8	9.9	3.4	24.6	3.3	-87%	313%
Total Liabilities	8,713.8	14,804.0	17,592.3	19,172.1	20,702.0	8%	138%

NET FX POSITION	2,801.1	1,653.0	1,481.8	168.7	322.8	91%	-88%

12

3Q16 Earnings Release

Relevant and Recent Events

•	Senior Notes of USD400 million.

Issuance: On November 4 2016, the Bank issued Subordinates Resettable Class A Notes due 2026 for USD400 million. The Notes will accrue interest at a fixed annual rate equal to 6.750% until, but excluding, November 4, 2021 and thereafter at an annual rate equal to the Benchmark Reset Rate plus 5.463%, as part of a new financing program for the issuance up to USD1.000 million, approved in the Shareholders’ Meeting held on April 26, 2016.

Estimated regulatory capital ratio: With this new issue and considering that this note will be included in the RPC (TIER 2), the new estimated regulatory capital ratio, as of 3Q16, would have been 22.6%.

•	Optional redemption: On October 5 2016, BCRA gave us the authorization to exercise of optional redemption of Notes 2036. To the date, the bank is analyzing the opportunity and convenience for its exercise.

•	Credit Line for Productive Financing and Financial Inclusion 2017.

First Semester 2017: On October 21 2016, BCRA under the Communication “A” 6084 established the new quota for the first semester of 2017. In this quota, from January 1st 2017 to June 30, 2016, the financial entities will comply an amount of financing, equivalent to 18% of private sector deposits, calculated in average daily of balance of November 2016.

•	UVAs. On September 16 2016, BCRA under Commination “A” 6069, changed the line of UVIs, named UVAs (Acquiring Value Unit) and modified the calculation. The UVIs were adjusted by the construction index, and now will calculate by CER (Coeficiente de Estabilizacion de Referencia), based on consumer price index, which have high correlation with the index construction.

•	Full authorization of Board of Director. All members of the Board of Directors have been authorized by BCRA.

•	General Manager: On September 22 2016, BCRA confirmed Gustavo Alejandro Manriquez as General Manger of the Bank.

•	Regimen of Voluntary and Extraordinary Disclosure: On October 31 2016 the term to open the special accounts in financial entities expired- Law 27.260 – Regimen of Voluntary and Extraordinary Disclosure. The Regime consists in voluntary and extraordinary affirmation of foreign and local currency and assets, paying the special tax for recognizing of assets located in Argentina and abroad. The Law offers the possibility that the abovementioned tax would not apply if the declared funds are used to acquire Common Funds (Fondos Comunes de Inversion), which purpose is financing investment in real economy, o through the acquisition of some Government bonds that will be issued by Argentine Government.

13

3Q16 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy
ASSETS	95,606.5	104,952.0	115,697.7	127,981.1	136,780.4	7%	43%
Cash	11,712.5	19,402.8	21,189.3	18,457.0	22,353.1	21%	91%
Government and Private Securities	18,721.9	15,391.4	21,503.2	25,149.0	27,230.8	8%	45%
-LEBAC/NOBAC	12,998.6	8,303.0	13,585.1	16,597.7	20,627.7	24%	59%
-Other	5,723.3	7,088.4	7,918.1	8,551.3	6,603.1	-23%	15%
Loans	56,295.7	62,332.4	62,148.3	70,918.6	76,870.5	8%	37%
to the non-financial government sector	504.5	748.1	805.2	970.5	1,008.8	4%	100%
to the financial sector	565.9	227.4	491.7	864.7	1,317.5	52%	133%
to the non-financial private sector and foreign residents	56,585.5	62,852.9	62,380.2	70,790.2	76,347.0	8%	35%
-Overdrafts	5,473.6	4,707.9	4,478.3	7,679.9	8,943.5	16%	63%
-Documents	5,818.0	6,550.2	5,401.8	7,449.4	9,406.4	26%	62%
-Mortgage loans	2,898.2	3,508.5	3,286.3	3,179.4	3,409.6	7%	18%
-Pledge loans	2,172.7	2,152.6	1,958.2	1,767.3	1,819.6	3%	-16%
-Personal loans	21,370.8	23,231.6	24,566.1	25,761.3	27,251.4	6%	28%
-Credit cards	11,406.2	14,793.3	14,896.4	16,052.9	16,305.5	2%	43%
-Other	6,732.3	7,078.5	6,868.4	7,910.4	8,230.5	4%	22%
-Accrued interest, adjustments, price differences receivables and unearned discount	713.7	830.3	924.7	989.6	980.5	-1%	37%
Allowances	-1,360.2	-1,496.0	-1,528.8	-1,706.8	-1,802.8	6%	33%
Other receivables from financial intermediation	4,830.2	3,295.3	5,996.4	8,342.8	4,899.6	-41%	1%
Receivables from financial leases	431.4	433.9	417.6	396.4	369.7	-7%	-14%
Investments in other companies	10.6	10.9	11.1	11.1	11.2	1%	6%
Other receivables	756.9	978.9	1,156.8	1,136.5	1,212.2	7%	60%
Other assets	2,847.3	3,106.4	3,275.0	3,569.7	3,833.3	7%	35%
LIABILITIES	81,697.3	89,075.9	98,045.5	109,203.1	116,369.8	7%	42%
Deposits	69,458.7	76,521.6	83,772.0	90,939.8	101,899.9	12%	47%
From the non-financial government sector	10,691.9	9,588.4	9,197.9	10,548.6	14,531.6	38%	36%
From the financial sector	29.6	40.1	41.1	44.4	42.0	-5%	42%
From the non-financial private sector and foreign residents	58,737.2	66,893.1	74,533.0	80,346.8	87,326.3	9%	49%
-Checking accounts	13,578.0	14,062.9	15,381.4	16,796.4	17,777.6	6%	31%
-Savings accounts	13,150.0	15,507.9	15,836.7	19,406.5	19,850.3	2%	51%
-Time deposits	29,634.6	34,719.8	40,359.4	41,108.1	46,146.1	12%	56%
-Other	2,374.6	2,602.5	2,955.5	3,035.8	3,552.3	17%	50%
Other liabilities from financial intermediation	7,923.1	7,537.4	9,111.0	12,540.1	8,695.7	-31%	10%
Subordinated corporate bonds	1,451.9	1,957.6	2,248.3	2,245.3	2,352.7	5%	62%
Other liabilities	2,863.6	3,059.3	2,914.2	3,477.9	3,421.5	-2%	19%
SHAREHOLDERS' EQUITY	13,909.2	15,876.1	17,652.2	18,778.0	20,410.6	9%	47%

LIABILITIES + SHAREHOLDERS' EQUITY	95,606.5	104,952.0	115,697.7	127,981.1	136,780.4	7%	43%

14

3Q16 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	3Q15	4Q15	1Q16	2Q16	3Q16	Quarterly	Annualy
Financial income	5,020.7	6,341.1	6,419.2	7,530.6	7,412.9	-2%	48%
Interest on cash and due from banks	0.0	0.1	0.3	0.4	0.4	0%	0%
Interest on loans to the financial sector	31.7	14.1	32.8	55.5	71.8	29%	126%
Interest on overdrafts	350.4	397.1	520.3	652.9	670.7	3%	91%
Interest on documents	286.8	350.7	395.4	373.1	390.9	5%	36%
Interest on mortgage loans	142.3	169.4	184.9	184.5	183.8	0%	29%
Interest on pledge loans	103.8	102.9	100.5	89.7	84.2	-6%	-19%
Interest on credit card loans	637.3	737.7	919.3	1,012.6	977.9	-3%	53%
Interest on financial leases	21.0	22.6	23.5	23.9	21.9	-8%	4%
Interest on other loans	2,309.5	2,568.9	2,784.9	2,921.3	3,157.8	8%	37%
Income from government & private securities, net	931.9	1,465.2	1,015.6	2,015.7	1,608.5	-20%	73%
Interest on other receivables from fin. intermediation	1.2	0.5	1.2	1.4	2.0	43%	67%
Income from Guaranteed Loans - Decree 1387/01	6.3	6.6	7.0	7.7	10.1	31%	60%
CER adjustment	23.1	24.9	56.9	64.7	76.6	18%	232%
CVS adjustment	0.3	0.3	0.2	0.2	0.2	0%	-33%
Difference in quoted prices of gold and foreign currency	111.1	379.2	258.8	70.8	100.4	42%	-10%
Other	64.0	100.9	117.6	56.2	55.7	-1%	-13%
Financial expense	-2,276.9	-2,630.3	-3,153.9	-3,375.7	-3,440.7	2%	51%
Interest on saving accounts	-17.8	-20.8	-20.7	-22.9	-22.8	0%	28%
Interest on time deposits	-1,741.6	-2,003.8	-2,453.6	-2,676.6	-2,700.7	1%	55%
Interest on interfinancing received loans	-1.4	-1.1	-1.0	-0.1	-0.7	600%	-50%
Interest on other financing from the financial institutions	0.0	0.0	-0.1	-0.2	-0.2	0%	0%
Interest on subordinated bonds	-34.0	-37.8	-53.6	-51.3	-55.1	7%	62%
Other Interest	-0.6	-0.6	-0.9	-1.4	-1.1	-21%	83%
Interests on other liabilities from fin. intermediation	-24.1	-26.4	-35.7	-34.9	-36.3	4%	51%
CER adjustment	-1.1	-0.9	-3.5	-2.7	-3.0	11%	173%
Contribution to Deposit Guarantee Fund	-108.1	-117.1	-96.4	-35.5	-38.6	9%	-64%
Other	-348.2	-421.8	-488.4	-550.1	-582.2	6%	67%
Net financial income	2,743.8	3,710.8	3,265.3	4,154.9	3,972.2	-4%	45%
Provision for loan losses	-138.1	-320.0	-178.2	-298.5	-242.4	-19%	76%

Fee income	1,576.0	1,772.9	1,737.9	1,862.8	2,060.1	11%	31%
Fee expense	-466.1	-524.8	-575.8	-590.2	-662.1	12%	42%
Net fee income	1,109.9	1,248.1	1,162.1	1,272.6	1,398.0	10%	26%

Administrative expenses	-1,896.1	-2,003.7	-2,120.9	-2,437.0	-2,598.0	7%	37%
Minority interest in subsidiaries	-9.1	-9.8	-10.6	-14.7	-12.6	-14%	38%
Net other income	-25.7	7.7	52.3	100.2	17.4	-83%	-168%
Earnings before income tax	1,784.7	2,633.1	2,170.0	2,777.5	2,534.6	-9%	42%
Income tax	-680.1	-666.2	-762.4	-972.2	-902.0	-7%	33%

Net income	1,104.6	1,966.9	1,407.6	1,805.3	1,632.6	-10%	48%

15

3Q16 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	3Q15	4Q15	1Q16	2Q16	3Q16
Profitability & performance
Net interest margin (1)	16.8%	19.6%	16.7%	20.7%	17.9%
Net interest margin adjusted (2)	15.4%	15.4%	15.2%	15.3%	15.0%
Net fee income ratio	28.8%	25.2%	26.2%	23.4%	26.0%
Efficiency ratio	49.2%	40.4%	47.9%	44.9%	48.4%
Net fee income as a percentage of adm expenses	58.5%	62.3%	54.8%	52.2%	53.8%
Return on average assets	4.9%	8.0%	5.1%	6.2%	5.0%
Return on average equity	32.2%	51.6%	33.4%	39.8%	32.5%
Liquidity
Loans as a percentage of total deposits	83.0%	83.4%	76.0%	79.9%	77.2%
Liquid assets as a percentage of total deposits	38.2%	38.4%	44.4%	41.0%	44.7%
Capital
Total equity as a percentage of total assets	83.0%	83.4%	76.0%	79.9%	77.2%
Capitalization as % of APRc	38.2%	38.4%	44.4%	41.0%	44.7%
Regulatory capital as % of APR	15.2%	14.6%	16.4%	16.2%	17.3%
Asset Quality
Allowances over total loans	2.4%	2.3%	2.4%	2.4%	2.3%
Non-performing financing as a percentage of total financing	1.8%	1.5%	1.5%	1.5%	1.5%
Allowances as a percentage of non-performing financing	129.9%	151.0%	151.5%	150.5%	155.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	3Q15	4Q15	1Q16	2Q16	3Q16
Profitability & performance
Net interest margin (1)	17.3%	17.9%	16.7%	18.8%	18.5%
Net interest margin adjusted (2)	15.8%	15.6%	15.2%	15.3%	15.2%
Net fee income ratio	29.4%	28.1%	26.2%	24.7%	25.2%
Efficiency ratio	48.8%	46.1%	47.9%	46.3%	47.0%
Net fee income as a percentage of adm expenses	60.4%	60.9%	54.8%	53.4%	53.6%
Return on average assets	4.9%	5.8%	5.1%	5.7%	5.4%
Return on average equity	31.5%	37.2%	33.4%	36.7%	35.2%
Liquidity
Loans as a percentage of total deposits	83.0%	83.4%	76.0%	79.9%	77.2%
Liquid assets as a percentage of total deposits	38.2%	38.4%	44.4%	41.0%	44.7%
Capital
Total equity as a percentage of total assets	14.5%	14.5%	15.1%	15.3%	14.7%
Capitalization as % of APRc	21.8%	20.8%	23.5%	22.5%	23.6%
Regulatory capital as % of APR	15.2%	14.6%	16.4%	16.2%	17.3%
Asset Quality
Allowances over total loans	2.4%	2.3%	2.4%	2.4%	2.3%
Non-performing financing as a percentage of total financing	1.8%	1.5%	1.5%	1.5%	1.5%
Allowances as a percentage of non-performing financing	129.9%	151.0%	151.5%	150.5%	155.1%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 9, 2016

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager